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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 02 2010

Washington, DC 105

SEC FILE NUMBER
8- 26118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East/West Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery St., Ste. 601
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie U. Harris (415) 397-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel H. Wong & Co., LLP
(Name – *if individual, state last, first, middle name*)

400 Oyster Point Blvd., Ste. 122, So. San Francisco CA 94080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, Leslie U. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East/West Securities Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

325-20002, 325-98238, 325-25183, 325-94000, 325-98102

State of California, County of San Francisco
Subscribed and sworn to before me this 25
Day of Feb, 2010, by
Leslie Harris
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Signature

Partner
Title



ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: East/West Securities Co.

Address: 555 Montgomery St., Ste. 601
San Francisco CA 94111

Telephone:
(415) 397-3400

SEC Registration Number:
8-26118

FINRA Registration Number:
10038

(ii) Accounting Firm

Name: Samuel H. Wong & Co., LLP

Address:
400 Oyster Point Blvd., Ste. 122
So. San Francisco CA 94080

Telephone:
(415) 732-1288

Accountant's State Registration Number:
PAR5573

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Leslie Harris

Name: Leslie U. Harris

(By Firm's FINOP or President)

Title: Partner & COO Date: 2/23/10

East West Securities Co.
(A Partnership)

Audited Financial Statements

December 31, 2009 and 2008

East West Securities Co.
(A Partnership)

Contents | Page



SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East West Securities Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of East West Securities Co. (A Partnership) as of December 31, 2009 and 2008, and the related statements of income, changes of partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East West Securities Co. (A Partnership) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

South San Francisco, California
February 10, 2010

Samuel H. Wong & Co., LLP
Certified Public Accountants

400 Oyster Point Boulevard, Suite 122, South San Francisco, CA 94080 Tel.: (415) 732-1288 Fax.: (415) 397-9028
E-mail: info@swongcpa.com Website: www.swongcpa.com

East West Securities Co
(A Partnership)
Balance Sheets
as of December 31, 2009 and 2008

	Note	2009	2008
ASSETS			
Current Assets			
Cash & Cash Equivalents	2	$ 106,321	$ 179,102
Restricted Cash	6	100,000	100,000
Total Cash		206,321	279,102
Marketable Securities		11,472	8,236
Commission Receivable		8,171	12,595
Prepaid Expenses		-	1,479
Total Current Assets		225,964	301,412
Property and Equipment			
At Cost	2 & 3	145,593	145,286
Less: Accumulated Depreciation		(142,204)	(140,271)
		3,389	5,015
Other Assets			
Rental Deposit	4	9,217	9,217
TOTAL ASSETS		$ 238,570	$ 315,643
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
SF City Tax Payable		-	1,230
Payroll Tax Payable		2,178	2,601
Accrued Liabilities		20,892	24,877
Total Current Liabilities		23,070	28,707
TOTAL LIABILITIES		23,070	28,707
Partners' Capital			
Leslie U. Harris		105,595	140,599
Nai Fung Chen		109,905	146,337
Total Partners' Capital		215,500	286,935
Total Liabilities and Partners' Capital		$ 238,570	$ 315,643

See Accompanying Notes to the Financial Statements

East West Securities Co
(A Partnership)
Notes to the Financial Statements
for the years ended December 31, 2009 and 2008

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) Property and Equipment

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) Income Taxes

According to Subchapter K, Part I., Section 701 of the Internal Revenue Code, there is no provision for income taxes, since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) *Securities Transactions*

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) *Reclassifications*

Certain accounts in the prior-year financial statements have been reclassified to conform with comparison of the current-year financial statements.

(G) *Recognition of Revenue*

The Company recognizes commission revenue at the point when an open trade order has been executed and confirmed by the trade counterparty.

(H) *Investments in Marketable Securities*

The Company invests in debt and equity securities, which are held as available for sale. The company records these securities at their fair market values, and recognizes changes in those values in unrealized gains and losses, as part of changes to partners' capital. When the securities are sold, the gains or losses are recognized in other income. Current quotations are used to estimate the fair values of these securities.

East West Securities Co
(A Partnership)
Notes to the Financial Statements
for the years ended December 31, 2009 and 2008

3. Property and Equipment

Property and Equipment as of December 31, 2009 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ 6,465	$ 6,397	$ 68
Machinery & Equipment	30,461	28,675	1,786
Automobiles	80,198	80,198	-
Leasehold Improvement	21,798	20,304	1,494
Computer Software	6,6271	6,630	41
	$ 145,593	$ 142,204	$ 3,389

Property and Equipment as of December 31, 2008 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Net Value
Furniture & Fixtures	$ 6,465	$ 6,316	$ 149
Machinery & Equipment	30,204	27,323	2,881
Automobiles	80,198	80,198	-
Leasehold Improvement	21,798	19,813	1,985
Computer Software	6,621	6,621	-
	$ 145,286	$ 140,271	$ 5,015

4. Lease Commitment

On October 18, 2007, the Company entered into a new lease agreement with United Commercial Bank located at 555 Montgomery Street, San Francisco, California. The new lease agreement is for leasing a portion of the 6th floor of the above location for a three-year term beginning on January 1, 2008 and ending on December 31, 2010. The security deposit required was $9,216.67. The monthly rent for the 2008 year is $4,608.33 per month and will gradually increase per annum. By 2010, the monthly rent will be $4,871.67 per month.

Future minimum operating lease payments for the next year until termination will be: -

Year ended December 31	Lease Payment
2010	$ 58,460
	$ 58,460

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $198,636 per computation disclosed in the accompanying Supplementary Information, which was $148,636 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.12 to 1. At December 31, 2008, the Company had net capital of $262,005 per computation disclosed in the accompanying Supplementary Information, which was $212,005 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.11 to 1.

6. Restricted Cash

The Company agrees to maintain a good faith deposit of $100,000 at Ridge Clearing.

7. Advertising Expense

Pursuant to the Accounting Policy in the United States, the Company expensed the whole of $7,340 advertising incurred during the year.

8. Concentration of Risk

The Company has a significant concentration of risk related to its revenues. The Company's trading activities originate from a small number of institutional investors, and the composition of the Company's clientele and revenue sources continues to trend towards a smaller group of institutions. If this trend continues, it is possible that the company could be significantly impacted if these institutions discontinued the existing business relationship.

9. Investments in Marketable Securities

As of December 31, 2009, investments in marketable securities, held as available for sale, had fair values totaling $11,472 purchased at costs of $26,670.